                                                             OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 13, 2004.

Commission File Number_______________________

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DOMAN INDUSTRIES LIMITED
                                         ---------------------------------------
                                                  (Registrant)

Date May 13, 2004                        By /s/ Philip G. Hosier
                                            ------------------------------------
                                                      (Signature) *
                                                   Philip G. Hosier
                                                Vice President, Finance

-----------
* Print the name and title under the signature of the signing officer.

                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

[DOMAN INDUSTRIES LIMITED LOGO]

May 7, 2004

To the Affected Creditors of the Doman Entities (as such terms are defined in the Plan referred to below)

Dear Sirs:

RE: PLAN OF COMPROMISE AND ARRANGEMENT OF THE DOMAN ENTITIES PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

On November 7, 2002, the Supreme Court of British Columbia authorized the Doman Group of companies to embark upon a restructuring of their affairs pursuant to the Companies' Creditors Arrangement Act (Canada). During the intervening period, our management has been negotiating extensively to develop a financial and corporate restructuring which would provide continued viability of the business and utilization of the assets of the Doman Entities and the best possible recovery for the claims of all creditors.

We are pleased to confirm that as a result of those efforts, the Plan has now been finalized after extensive negotiations with a majority of Doman's unsecured bondholders to achieve that result.

The Plan, which the Doman Entities were authorized by the Court on April 30, 2004 to present to their Creditors for their consideration at a meeting to be held in Vancouver on June 7, 2004, will result in the elimination of all unsecured debt currently owed by the Doman Entities. The Plan is intended to provide unsecured creditors with a more favourable recovery on their Claims than in the case of a forced liquidation of the assets of the Doman Entities. Creditors will be eligible to participate in the equity of a new parent company ("Lumberco") that will directly hold all of the lumber related assets of the Doman Entities and indirectly hold all of the pulp related assets of the Doman Entities (other than the Port Alice Mill) under two separate operating groups. Smaller creditors will be entitled to receive 20% of their claim up to a maximum of $10,000. The Plan also involves the refinancing of the Doman Entities' Senior Secured Notes in the amount of approximately US$221 million.

Enclosed is a Notice of Meeting and an Information Circular describing the Plan and attaching, among other things, the relevant Court Orders and a proxy form.

We encourage you to read the documents contained in the Information Package carefully as they affect your legal rights. We also encourage you to complete the proxy form in accordance with the enclosed instructions and return it as soon as possible to the Monitor and in any event prior to June 4, 2004 in order that you can participate in the Meeting. I also encourage you to cast your vote in support of the Plan.

                3rd Floor, 435 Trunk Road, Duncan, B.C. V9L 2P9
                 Telephone (250) 748-3711 - Fax (250) 748-6045

Finally, on behalf of myself and the rest of the management team, I wish to express our appreciation for your patience and co-operation throughout our restructuring process.

Yours very truly,

/s/ J.H. Rick Doman                                 /s/ P.G. Hosier

J.H. Rick Doman                                     P.G. Hosier
President                                           Vice President, Finance, CFO

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                    INSTRUCTIONS TO UNREGISTERED NOTEHOLDERS

May 7, 2004

TO:      UNREGISTERED HOLDERS OF DOMAN INDUSTRIES LIMITED'S UNSECURED NOTES

RE:      MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON ITS
PLAN OF COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

You are considered an Unregistered Noteholder if your Unsecured Notes are shown by the books and records of the Indenture Trustee to be held by your broker, DTC, CDS, or another similar holder (a "Participant Holder") on your behalf. If your Unsecured Notes are held by a Participant Holder, these instructions apply to you. Please read paragraph 26 of the enclosed Order.

We enclose in this package the following documents for your review and consideration:

1.       Notice of Creditors;

2.       the Plan proposed by the Doman Entities;

3. an Information Circular with respect to the Doman Entities and the Plan;

4. copy of the Meeting Order of the Supreme Court of British Columbia dated April 30, 2004; and

5.       blank forms of:

                  (i) Unregistered Noteholders' Proxy, completion instructions and return envelope; and

                  (ii)     Election to Receive Cash.

The purpose of these materials is to provide you with the documents required to enable you to make, where applicable, an election to receive a cash distribution under the Plan, to consider the Plan and to cast your vote to accept or reject the Plan at the meeting of the Doman Entities Affected Creditors to be held at 10:00 a.m. on June 7, 2004 in the Regency Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia (the "Meeting").

CLAIM

THE TOTAL AMOUNT OF ALL UNSECURED NOTEHOLDER CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE DOMAN ENTITIES. THEREFORE, YOU DO NOT HAVE TO PROVIDE A PROOF OF CLAIM IN ORDER TO RECEIVE A DISTRIBUTION UNDER THE PLAN. HOWEVER IF YOU WISH TO VOTE ON THE PLAN, YOU MUST COMPLETE THE ENCLOSED PROXY IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AND RETURN IT TO THE MONITOR PRIOR TO 5:00 p.m. (VANCOUVER TIME) ON JUNE 4, 2004.

PROXY

The box at the end of paragraph 1 of your proxy should have been completed and signed by your Participant Holder. If it has not been completed and signed, please contact your Participant Holder to arrange for it to be completed and signed. Please complete your portion of the enclosed Unregistered Noteholders' Proxy (including paragraph 2 of the proxy) and provide it to KPMG Inc. (the "Monitor"), using the enclosed envelope, or by sending it to Monitor by facsimile transmission or E-mail delivery (in PDF format), at the fax number or E-mail address noted below, so that it is received by the Monitor no later than 5:00 p.m. (Vancouver time) on June 4, 2004. YOU SHOULD NOT SEND THE PROXY TO YOUR PARTICIPANT HOLDER. YOUR PROXY SHOULD BE SENT DIRECTLY TO KPMG INC. IN THE ENVELOPE PROVIDED. You are required to provide the completed proxy by this deadline if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors (unless the Chair of the Meeting exercises the Chair's discretion to accept for voting purposes proxies received by the Monitor prior to the Meeting). However your failure to vote at the Meeting will not affect any right you may have to receive any distribution which may be made to Unsecured Noteholders under the Plan.

VOLUNTARY ELECTION TO RECEIVE CASH

If the total amount of your Distribution Claims is $50,000 or less, you (or, if you are a member of a Related Group (as defined in the Plan), the Related Group) may elect to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the

Election to Receive Cash and provide it to the Monitor on or before the Election Date. The Election Date is June 4, 2004.

If the total amount of your (or, if applicable, your Related Group's) Distribution Claims is more than $50,000, you (or, if applicable, your Related Group) may reduce such total amount to $50,000 in order to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date.

The cash distribution would be the lesser of:

         (a)      twenty percent (20%) of the total amount of your Affected
                  Claims; and

         (b)      $10,000

FOR DTC PARTICIPANTS HOLDING OUTSTANDING UNSECURED NOTES IN THE DTC SYSTEM, THE SETTLEMENT AGENT AND DTC HAVE CONFIRMED THAT THE ELECTION TO RECEIVE CASH OPTION IS ELIGIBLE FOR DTC'S AUTOMATED TENDER OFFER PROGRAM, OR "ATOP." ACCORDINGLY, DTC PARTICIPANTS MUST ELECTRONICALLY TRANSMIT THE UNSECURED NOTEHOLDERS ELECTION TO RECEIVE CASH BY CAUSING DTC TO TRANSFER THEIR OUTSTANDING UNSECURED NOTES TO THE SETTLEMENT AGENT IN ACCORDANCE WITH DTC'S ATOP PROCEDURES FOR THIS TRANSFER. DTC WILL THEN SEND A COMPUTER-GENERATED MESSAGE, OR AN "AGENT'S MESSAGE," TO THE SETTLEMENT AGENT. UNSECURED NOTES SUBMITTED IN ACCORDANCE WITH DTC'S ATOP PROCEDURES WILL BE "BLOCKED" FOR TRANSFER UNTIL IMPLEMENTATION OF THE PLAN.

FURTHER INFORMATION

If you have any questions regarding the process or any of the enclosed forms, please contact your Participant Holder, or KPMG Inc. at the following address:

                                            KPMG INC.
                                            777 Dunsmuir Street
                                            Vancouver, BC V7Y 1K3

                                            Attention: Anthony Tillman
                                            Telephone: (604) 646-6332
                                            Fax:       (604) 488-3809
                                            atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                    INSTRUCTIONS TO UNREGISTERED NOTEHOLDERS

May 7, 2004

TO:      UNREGISTERED HOLDERS OF DOMAN INDUSTRIES LIMITED'S UNSECURED NOTES

RE:      MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON ITS
PLAN OF COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

You are considered an Unregistered Noteholder if your Unsecured Notes are shown by the books and records of the Indenture Trustee to be held by your broker, DTC, CDS, or another similar holder (a "Participant Holder") on your behalf. If your Unsecured Notes are held by a Participant Holder, these instructions apply to you. Please read paragraph 26 of the enclosed Order.

We enclose in this package the following documents for your review and consideration:

1.       Notice of Creditors;

2.       the Plan proposed by the Doman Entities;

3. an Information Circular with respect to the Doman Entities and the Plan;

4. copy of the Meeting Order of the Supreme Court of British Columbia dated April 30, 2004; and

5.       blank forms of:

                  (i) Unregistered Noteholders' Proxy, completion instructions and return envelope; and

                  (ii)     Election to Receive Cash.

The purpose of these materials is to provide you with the documents required to enable you to make, where applicable, an election to receive a cash distribution under the Plan, to consider the Plan and to cast your vote to accept or reject the Plan at the meeting of the Doman Entities Affected Creditors to be held at 10:00 a.m. on June 7, 2004 in the Regency Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia (the "Meeting").

CLAIM

THE TOTAL AMOUNT OF ALL UNSECURED NOTEHOLDER CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE DOMAN ENTITIES. THEREFORE, YOU DO NOT HAVE TO PROVIDE A PROOF OF CLAIM IN ORDER TO RECEIVE A DISTRIBUTION UNDER THE PLAN. HOWEVER IF YOU WISH TO VOTE ON THE PLAN, YOU MUST COMPLETE THE ENCLOSED PROXY IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AND RETURN IT TO THE MONITOR PRIOR TO 5:00 P.M. (VANCOUVER TIME) ON JUNE 4, 2004.

PROXY

The box at the end of paragraph 1 of your proxy should have been completed and signed by your Participant Holder. If it has not been completed and signed, please contact your Participant Holder to arrange for it to be completed and signed. Please complete your portion of the enclosed Unregistered Noteholders' Proxy (including paragraph 2 of the proxy) and provide it to KPMG Inc. (the "Monitor"), using the enclosed envelope, or by sending it to Monitor by facsimile transmission or E-mail delivery (in PDF format), at the fax number or E-mail address noted below, so that it is received by the Monitor no later than 5:00 p.m. (Vancouver time) on June 4, 2004. Additionally, if you are an Unregistered Noteholder that wishes to be identified by account number only and not by name, you are required to complete the Certificate of Unregistered Noteholder (the "Certificate"). YOU SHOULD NOT SEND THE PROXY OR CERTIFICATE TO YOUR PARTICIPANT HOLDER. YOUR PROXY AND CERTIFICATE SHOULD BE RETURNED IN THE ENVELOPE PROVIDED. You are required to provide the completed proxy by this deadline if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors (unless the Chair of the Meeting exercises the Chair's discretion to accept for voting purposes proxies received by the Monitor prior to the Meeting). However your failure to vote at the Meeting will not affect any right you may have to receive any distribution which may be made to Unsecured Noteholders under the Plan.

VOLUNTARY ELECTION TO RECEIVE CASH

If the total amount of your Distribution Claims is $50,000 or less, you (or, if you are a member of a Related Group (as defined in the Plan), the Related Group) may elect to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and

Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date. The Election Date is June 4, 2004.

If the total amount of your (or, if applicable, your Related Group's) Distribution Claims is more than $50,000, you (or, if applicable, your Related Group) may reduce such total amount to $50,000 in order to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date.

The cash distribution would be the lesser of:

         (a)      twenty percent (20%) of the total amount of your Affected
                  Claims; and

         (b)      $10,000

FOR DTC PARTICIPANTS HOLDING OUTSTANDING UNSECURED NOTES IN THE DTC SYSTEM, THE SETTLEMENT AGENT AND DTC HAVE CONFIRMED THAT THE ELECTION TO RECEIVE CASH OPTION IS ELIGIBLE FOR DTC'S AUTOMATED TENDER OFFER PROGRAM, OR "ATOP." ACCORDINGLY, DTC PARTICIPANTS MUST ELECTRONICALLY TRANSMIT THE UNSECURED NOTEHOLDERS ELECTION TO RECEIVE CASH BY CAUSING DTC TO TRANSFER THEIR OUTSTANDING UNSECURED NOTES TO THE SETTLEMENT AGENT IN ACCORDANCE WITH DTC'S ATOP PROCEDURES FOR THIS TRANSFER. DTC WILL THEN SEND A COMPUTER-GENERATED MESSAGE, OR AN "AGENT'S MESSAGE," TO THE SETTLEMENT AGENT. UNSECURED NOTES SUBMITTED IN ACCORDANCE WITH DTC'S ATOP PROCEDURES WILL BE "BLOCKED" FOR TRANSFER UNTIL IMPLEMENTATION OF THE PLAN.

FURTHER INFORMATION

If you have any questions regarding the process or any of the enclosed forms, please contact your Participant Holder, or KPMG Inc. at the following address:

                                            KPMG INC.
                                            777 Dunsmuir Street
                                            Vancouver, BC V7Y 1K3

                                            Attention: Anthony Tillman
                                            Telephone: (604) 646-6332
                                            Fax:       (604) 488-3809
                                            atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED
                                   PETITIONERS

                         UNREGISTERED NOTEHOLDERS' PROXY

   FOR USE BY BENEFICIAL OWNERS OF DOMAN INDUSTRIES LIMITED'S UNSECURED NOTES
                  IF THE BENEFICIAL OWNER IS NOT LISTED ON THE
          REGISTERED NOTEHOLDER LIST SUPPLIED BY THE INDENTURE TRUSTEE

                          MEETING OF AFFECTED CREDITORS

         to be held pursuant to an Order of the Supreme Court of British
       Columbia in connection with the Doman Entities' Plan of Compromise and Arrangement under the Companies' Creditors Arrangement
                     Act and Reorganization under the Canada
                    Business Corporations Act (the "Plan") on
                       June 7, 2004 at 10:00 a.m. in the:
                             Regency Ballroom at the
                               Hyatt Regency Hotel
                               655 Burrard Street
                           Vancouver, British Columbia

                         and at any adjournment thereof.

Before completing this Proxy, please read carefully the instructions accompanying this Proxy for information respecting the proper completion and return of this Proxy.

THIS PROXY MUST BE COMPLETED AND SIGNED BY THE PARTICIPANT HOLDER AND THE UNREGISTERED NOTEHOLDER AND PROVIDED TO THE MONITOR, KPMG INC., PRIOR TO 5:00 P.M. VANCOUVER TIME ON JUNE 4, 2004 IF THE UNREGISTERED NOTEHOLDER OR ANY OTHER PERSON ON THE UNREGISTERED NOTEHOLDER'S BEHALF IS TO ATTEND THE MEETING AND VOTE ON THE PLAN OR IF THE UNREGISTERED NOTEHOLDER WISHES TO APPOINT AN OFFICER OF THE MONITOR TO ACT AS THE UNREGISTERED NOTEHOLDER'S PROXY.

1. THE UNDERSIGNED UNREGISTERED NOTEHOLDER hereby revokes all proxies previously given and nominates, constitutes and appoints ____________ or, if no person is named, Peter Gibson of KPMG Inc. in its capacity as Monitor, or such other representative of the Monitor as Mr. Gibson may designate, as nominee of the Unregistered Noteholder, with power of substitution, to attend on behalf of and act for the Unregistered Noteholder at the Meeting of Affected Creditors to be held in connection with the Plan and at any and all adjournments thereof, and to vote the Unregistered Noteholder's Affected Claim as follows:

         A.       (mark one only)

                  [ ]     VOTE FOR approval of the Plan; or

                  [ ]     VOTE AGAINST approval of the Plan;

                                     - and -

         B. vote at the nominee's discretion and otherwise act for and on behalf of the undersigned Unregistered Noteholder with respect to any amendments or variations to the Plan and to any other matters that may come before the Meeting of the Affected Creditors or any adjournment thereof.

TO BE COMPLETED AND SIGNED BY THE PARTICIPANT HOLDER PRIOR TO SENDING THIS PROXY TO THE BENEFICIAL OWNER OF UNSECURED NOTES

Name of Unregistered Noteholder:            ____________________________________

Name of Participant Holder for this Unregistered Noteholder: ___________________

Account Number:                             ____________________________________

Principal Amount of Notes Held for this Unregistered Noteholder: _______________

PARTICIPANT HOLDER SIGNATURE:               ____________________________________
                                            (Print Name of Participant Holder)

Phone Number of Participant Holder:         By:

_________________________________           ____________________________________
                                            (Signature of authorized signing
                                            officer of Participant Holder)

2. Please insert the Name of the Participant Holder, the Unregistered Noteholder's account number with the Participant Holder and the principal amount of all Unsecured Notes held on behalf of the Unregistered Noteholder by the Participant Holder.

NAME & PHONE # OF PARTICIPANT                                                                PRINCIPAL AMOUNT OF
            HOLDER                   ACCOUNT NUMBER       SERIES OF UNSECURED NOTES HELD       UNSECURED NOTES
-----------------------------        --------------      ---------------------------------   -------------------
                                                         [ ] 8.75%  Notes Due 2004

                                                         [ ] 9.25% Series A Notes Due 2007

                                                         [ ] 9.25% Series B Notes Due 2007

                                                         [ ] 8.75%  Notes Due 2004

                                                         [ ] 9.25% Series A Notes Due 2007

                                                         [ ] 9.25% Series B Notes Due 2007

                                                         [ ] 8.75%  Notes Due 2004

                                                         [ ] 9.25% Series A Notes Due 2007

                                                         [ ] 9.25% Series B Notes Due 2007

                                                         [ ] 8.75%  Notes Due 2004

                                                         [ ] 9.25% Series A Notes Due 2007

                                                         [ ] 9.25% Series B Notes Due 2007

                                                         [ ] 8.75%  Notes Due 2004

                                                         [ ] 9.25% Series A Notes Due 2007

                                                         [ ] 9.25% Series B Notes Due 2007

THE UNREGISTERED NOTEHOLDER HEREBY AUTHORIZES DOMAN INDUSTRIES LIMITED AND KPMG INC. TO CONTACT ANY PARTICIPANT HOLDER NAMED ABOVE TO CONFIRM THAT THE INFORMATION SET OUT ABOVE CONFORMS TO THE INFORMATION CONTAINED IN THE RECORDS OF THE PARTICIPANT HOLDER.

                  DATED this ______ day of __________________, 2004.

UNREGISTERED NOTEHOLDER SIGNATURE: _____________________________________________
                                   (Print Name of Unregistered Noteholder)

                                   _____________________________________________
                                   (Signature of Unregistered Noteholder or, if the Unregistered Noteholder is a corporation, signature of an authorized signing officer of the corporation and such officer's title)

                                   _____________________________________________
                                   Mailing Address of Unregistered Noteholder
                                   (for distribution purposes)

                                   _____________________________________________
                                   Phone Number of Unregistered Noteholder

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                       INSTRUCTIONS TO AFFECTED CREDITORS
                       ----------------------------------
                       (OTHER THAN UNSECURED NOTEHOLDERS)

May 7, 2004

TO:   AFFECTED CREDITORS OF DOMAN ENTITIES (OTHER THAN UNSECURED NOTEHOLDERS)

RE: MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON THE PLAN OF COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

We enclose in this package the following documents for your review and consideration:

1.    Notice to Creditors;

2.    the Plan proposed by the Doman Entities;

3.    an Information Circular with respect to the Doman Entities and the Plan;

4. copy of the Meeting Order of the Supreme Court of British Columbia dated April 30, 2004;

5.    blank forms of:

      (i) Affected Creditors' Proxy, completion instructions and a return envelope; and

      (ii)  Election to Receive Cash.

The purpose of these materials is to provide you with the documents required to facilitate the determination and settlement of your Affected Claims, to facilitate, where applicable, your election to receive a cash distribution under the Plan, and to enable you to consider the Plan and vote to accept or reject the Plan at the meeting of the Doman Entities' Affected Creditors to be held at 10:00 a.m. on June 7, 2004 in the Regency Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia (the "Meeting").

PROXY

If the Affected Creditor wishes to vote at the Meeting and is not an individual or is an individual who will not be attending the Meeting in person, please complete the enclosed Affected Creditors' Proxy and provide it to the Monitor, using the enclosed envelope, or by sending it to Monitor by facsimile transmission or E-mail delivery (in PDF format), at the fax number or E-mail address noted below so that it is received by the Monitor no later than 5:00 p.m. (Vancouver time) on June 4, 2004. You are required to provide the Proxy by this deadline if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors (unless the Chairman of the Meeting exercises the Chairman's discretion to accept for voting purposes proxies received by the Monitor prior to the Meeting).

VOLUNTARY ELECTION TO RECEIVE CASH

If the total amount of your Distribution Claims is $50,000 or less, you (or, if you are a member of a Related Group (as defined in the Plan), the Related Group) may elect to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date. The Election Date is June 4, 2004.

If the total amount of your (or, if applicable, your Related Group's) Distribution Claims is more than $50,000, you (or, if applicable, your Related Group) may reduce such total amount to $50,000 in order to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date.

The cash distribution would be the lesser of:

      (a)   twenty percent (20%) of the total amount of your Affected Claims;
            and

      (b)   $10,000

FURTHER INFORMATION

If you have any questions regarding the process or any of the enclosed forms, please contact KPMG Inc. at the following address:

                                        KPMG INC.
                                        Monitor of the Doman Entities
                                        P.O. Box 10426 Pacific Centre
                                        777 Dunsmuir Street
                                        Vancouver, BC  V7Y 1K3
                                        Canada
                                        Attention:  Anthony Tillman
                                        Telephone:  (604) 646-6332
                                        Fax:        (604) 488-3809
                                        atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. If an officer of KPMG Inc. is appointed or deemed to be appointed as proxyholder and the Unregistered Noteholder fails to indicate on this Proxy a vote for or against approval of the Plan, this Proxy will be voted FOR approval of the Plan.

2. Each Unregistered Noteholder has the right to appoint a person (who need not be an Unsecured Noteholder) to attend, act and vote for and on the Unregistered Noteholder's behalf and such right may be exercised by inserting in the space in paragraph 1 provided the name of the person to be appointed. An individual Unregistered Noteholder wishing to attend and vote in person at the Meeting of Affected Creditors should insert the Unregistered Noteholder's own name in the space provided. If no name has been inserted in the space provided, the Unregistered Noteholder will be deemed to have appointed Peter Gibson of KPMG Inc. as the Unregistered Noteholder's proxyholder.

3. The Unregistered Noteholder should insert the principal amount of all Unsecured Notes owned by the Unregistered Noteholder in the space provided in paragraph 2. To determine your Affected Claim, the Monitor will add to the principal amount, the amount of interest accrued to the Filing Date on your Unsecured Notes.

4. If this Proxy is not dated in the space provided, it shall be deemed to bear the date on which it is received by the Monitor.

5. This Proxy must be signed by the Beneficial Owner of the applicable Unsecured Note or Unsecured Notes or by his or her attorney duly authorized in writing or, if the Unregistered Noteholder is a corporation, by a duly authorized officer or attorney of the corporation specifying the title of such officer or attorney.

6. The Participant Holder must complete and sign the applicable portion of the Proxy (in the box below paragraph 1 PRIOR to sending the Proxy to the Beneficial Owner.

7. Valid proxies bearing or deemed to bear a later date shall revoke this Proxy. If more than one valid proxy for the same Unregistered Noteholder and bearing or deemed to bear the same date are received with conflicting instructions, such proxies will be treated as disputed proxies and shall not be counted.

8. THIS PROXY MUST BE RECEIVED BY THE MONITOR BY NO LATER THAN 5:00 P.M. (VANCOUVER TIME) ON JUNE 4, 2004, AT THE ADDRESS SET OUT BELOW.

                                    KPMG INC.
                                    Monitor of the Doman Entities
                                    P.O. Box 10426 Pacific Centre
                                    777 Dunsmuir Street
                                    Vancouver, BC  V7Y 1K3 Canada
                                    Attention:       Anthony Tillman
                                    Telephone:       (604) 646-6332
                                    Fax:             (604) 488-3809
                                    atillman@kpmg.ca

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

                     INSTRUCTIONS TO REGISTERED NOTEHOLDERS

May 7, 2004

TO:   REGISTERED HOLDERS OF DOMAN INDUSTRIES LIMITED'S UNSECURED NOTES

RE: MEETING OF AFFECTED CREDITORS OF THE DOMAN ENTITIES TO VOTE ON THEIR PLAN OF COMPROMISE AND ARRANGEMENT PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

We enclose in this package the following documents for your review and consideration:

1.    Notice to Creditors;

2.    the Plan proposed by the Doman Entities;

3.    an Information Circular with respect to the Doman Entities and the Plan;

4. copy of the Meeting Order of the Supreme Court of British Columbia dated April 30, 2004; and

5.    blank forms of:

      (a) Affected Creditors' Proxy, completion instructions and return envelope; and

      (b)   Election to Receive Cash.

The purpose of these materials is to provide you with the documents required to enable you to make, where applicable, an election to receive a cash distribution under the Plan, to consider the Plan and to cast your vote to accept or reject the Plan at the meeting of the Doman Entities Affected Creditors to be held at 10:00 a.m. on June 7, 2004 in the Regency Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia (the "Meeting").

IF YOU HOLD UNSECURED NOTES FOR ANOTHER PERSON

IF YOU ARE A BROKER, A BOOK ENTRY SYSTEM, AN AGENT OR ANY OTHER ENTITY WHICH HOLDS AN UNSECURED NOTE OR UNSECURED NOTES FOR ANOTHER PERSON, PLEASE CONTACT KPMG INC. (THE "MONITOR") AT THE ADDRESS BELOW TO SO ADVISE IT. THE MONITOR WILL THEN SEND YOU MATERIALS WHICH HAVE BEEN PREPARED TO DEAL WITH YOUR SITUATION.

CLAIM

THE TOTAL AMOUNT OF ALL UNSECURED NOTEHOLDER CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE DOMAN ENTITIES. THEREFORE YOU DO NOT HAVE TO PROVIDE A PROOF OF CLAIM.

PROXY

If the Affected Creditor wishes to vote at the Meeting and is not an individual or is an individual who will not be attending the Meeting in person, please complete the enclosed Affected Creditors' Proxy and provide it to the Monitor, using the enclosed envelope, or by sending it to Monitor by facsimile transmission or E-mail delivery (in PDF format), at the fax number or E-mail address noted below, so that it is received by the Monitor no later than 5:00 p.m. (Vancouver time) on June 4, 2004. You are required to provide the Proxy by this deadline if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors (unless the Chairman of the Meeting exercises the Chairman's discretion to accept for voting purposes proxies received by the Monitor prior to the Meeting). However your failure to vote at the Meeting will not affect any right you may have to receive any distribution which may be made to Unsecured Noteholders under the Plan.

VOLUNTARY ELECTION TO RECEIVE CASH

If the total amount of your Distribution Claims is $50,000 or less, you (or, if you are a member of a Related Group (as defined in the Plan), the Related Group) may elect to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date. The Election Date is June 4, 2004.

If the total amount of your (or, if applicable, your Related Group's) Distribution Claims is more than $50,000, you (or, if applicable, your Related Group) may reduce such total amount to $50,000 in order to receive a cash distribution to be made under the Plan rather than the Distribution of Lumberco Shares and Warrants to purchase Units to be made under the Plan, provided you complete and sign the Election to Receive Cash and provide it to the Monitor on or before the Election Date.

The cash distribution would be the lesser of:

      (a)   twenty percent (20%) of the total amount of your Affected Claims;
            and

      (b)   $10,000

FURTHER INFORMATION

If you have any questions regarding the process or any of the enclosed forms, please contact KPMG Inc. at the following address:

                                        KPMG INC.
                                        Monitor of the Doman Entities
                                        P.O. Box 10426 Pacific Centre
                                        777 Dunsmuir Street
                                        Vancouver, BC  V7Y 1K3
                                        Canada

                                        Attention:  Anthony Tillman
                                        Telephone:  (604) 646-6332
                                        Fax:        (604) 488-3809
                                        atillman@kpmg.ca

You can view copies of documents relating to this process on the following website - www.domans.com and www.kpmg.ca/doman

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                            AFFECTED CREDITORS' PROXY
                      (OTHER THAN UNREGISTERED NOTEHOLDERS)

                          MEETING OF AFFECTED CREDITORS

    to be held pursuant to an Order of the Supreme Court of British Columbia in connection with the Doman Entities' Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) and Reorganization pursuant to the Canada Business Corporations Act (the "Plan")

                      on June 7, 2004 at 10:00 a.m. in the:
                             Regency Ballroom at the
                               Hyatt Regency Hotel
                               655 Burrard Street
                           Vancouver, British Columbia

                         and at any adjournment thereof.

Before completing this Proxy, please read carefully the instructions accompanying this Proxy for information respecting the proper completion and return of this Proxy.

THIS PROXY MUST BE COMPLETED AND SIGNED BY THE AFFECTED CREDITOR AND PROVIDED TO THE MONITOR, KPMG INC., PRIOR TO THE MEETING IF ANY PERSON ON THE AFFECTED CREDITOR'S BEHALF IS TO ATTEND THE MEETING AND VOTE ON THE PLAN OR IF THE AFFECTED CREDITOR WISHES TO APPOINT AN OFFICER OF THE MONITOR TO ACT AS THE AFFECTED CREDITOR'S PROXY.

THE UNDERSIGNED AFFECTED CREDITOR hereby revokes all proxies previously given and nominates, constitutes, and appoints __________ or, if no person is named, Peter Gibson of KPMG Inc., in its capacity as Monitor, or such other representative of the Monitor as Mr. Gibson may designate, as nominee of the Affected Creditor, with power of substitution, to attend on behalf of and act for the Affected Creditor at the Meeting of Affected Creditors to be held in connection with the Plan and at any and all adjournments thereof, and to vote the amount of the Affected Creditor's Affected Claims for voting purposes as determined pursuant to the Claims Process Order and/or the Revised Claims Process Order as follows:

A.    (mark one only):

[ ]   VOTE FOR approval of the Plan; or

[ ]   VOTE AGAINST approval of the Plan;

                                     - and -

B. vote at the nominee's discretion and otherwise act for and on behalf of the undersigned Affected Creditor with respect to any amendments or variations to the Plan and to any other matters that may come before the Meeting of Affected Creditors or any adjournment thereof.

Dated this_______day of_________________, 2004.

                                   _____________________________________________
                                   Print Name of Affected Creditor

                                   _____________________________________________
                                   Signature of Affected Creditor or, if the Affected Creditor is a corporation, signature of an authorized signing officer of the corporation

                                   _____________________________________________
                                   Title of the authorized signing officer of the corporation, if applicable

                                   _____________________________________________
                                   Mailing Address of Affected Creditor

                                   _____________________________________________

                                   Phone Number of Affected Creditor: __________

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. IF AN OFFICER OF KPMG INC. IS APPOINTED OR IS DEEMED TO BE APPOINTED AS PROXYHOLDER AND THE AFFECTED CREDITOR FAILS TO INDICATE ON THIS PROXY A VOTE FOR OR AGAINST APPROVAL OF THE PLAN, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN.

2. Each Affected Creditor who has a right to vote at the Meeting has the right to appoint a person (who need not be an Affected Creditor) to attend, act and vote for and on behalf of the Affected Creditor and such right may be exercised by inserting in the space provided the name of the person to be appointed. If no name has been inserted in the space provided, the Affected Creditor will be deemed to have appointed Peter Gibson of the Monitor as the Affected Creditor's proxyholder.

3. If this proxy is not dated in the space provided, it shall be deemed to be dated on the date it is received by the Monitor.

4. This Proxy must be signed by the Affected Creditor or by the Affected Creditor's attorney duly authorized in writing or, if the Affected Creditor is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

5. Valid proxies bearing or deemed to bear a later date shall revoke this Proxy. If more than one valid proxy for the same Affected Creditor and bearing or deemed to bear the same date are received with conflicting instructions, such proxies will be treated as disputed proxies and shall not be counted.

6. THIS PROXY SHOULD BE SENT TO THE MONITOR BY MAIL, DELIVERY, COURIER, FACSIMILE OR E-MAIL (IN PDF FORMAT) AT THE ADDRESS SET OUT BELOW SO THAT IT IS RECEIVED BY THE MONITOR NO LATER THAN 5:00 P.M. (VANCOUVER TIME) ON JUNE 4, 2004.

                                        KPMG INC.
                                        Monitor of the Doman Entities
                                        P.O. Box 10426 Pacific Centre
                                        777 Dunsmuir Street
                                        Vancouver, BC  V7Y 1K3
                                        Canada

                                        Attention:  Anthony Tillman
                                        Telephone:  (604) 646-6332
                                        Fax:        (604) 488-3809
                                        atillman@kpmg.ca

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

RE: PLAN OF COMPROMISE AND ARRANGEMENT OF THE DOMAN ENTITIES PURSUANT TO THE COMPANIES' CREDITORS ARRANGEMENT ACT AND REORGANIZATION PURSUANT TO THE CANADA BUSINESS CORPORATIONS ACT (THE "PLAN")

                            ELECTION TO RECEIVE CASH

ALL REFERENCES IN THIS ELECTION TO RECEIVE CASH IN DOLLAR AMOUNTS ARE REFERENCES TO CANADIAN DOLLARS.

For Use by an Affected Creditor or a Related Group (as such terms are defined in the Plan) of Affected Creditors of the Doman Entities

      - with total Distribution Claims of $50,000 or less and who wish to receive cash; or

      - with total Distribution Claims in excess of $50,000 who wish to reduce their total Affected Claims to $50,000 and receive cash.

      THE UNDERSIGNED AFFECTED CREDITOR of the Doman Entities hereby:

Please mark the
appropriate box

[ ] acknowledges that the total amount of its Distribution Claims is $50,000 or less and elects to receive by cheque, instead of any Lumberco Shares and Warrants to purchase Units consisting of Lumberco Secured Bonds and additional Lumberco Shares pursuant to the Plan, an amount equal to the lesser of: (a) twenty percent (20%) of the total amount of its Distribution Claims; and (b) $10,000

                                       OR

[ ] acknowledges that the total amount of its Distribution Claims exceeds $50,000 and hereby:

      (a) reduces the total amount of the undersigned's Distribution Claims to $50,000;

      (b) releases all other Distribution Claims of the undersigned in excess of $50,000; and

      (c) elects to receive by cheque $10,000 in full satisfaction of its Distribution Claims.

                 Dated this________  day of_____________ , 2004.

                                        ________________________________________
                                        Print Name of Affected Creditor

                                        ________________________________________
                                        Signature of Affected Creditor or, if
                                        the Affected Creditor is a corporation,
                                        signature of an authorized signing
                                        officer of the corporation and such
                                        officer's title

THIS ELECTION TO RECEIVE CASH MUST BE DELIVERED TO THE MONITOR AT THE ADDRESS BELOW ON OR BEFORE THE ELECTION DATE OF JUNE 4, 2004. IF THIS ELECTION IS NOT RECEIVED BY THE MONITOR BY 5:00 P.M. (VANCOUVER TIME) ON THE ELECTION DATE, THE AFFECTED CREDITOR WILL BE DEEMED NOT TO HAVE ELECTED TO RECEIVE CASH WITH RESPECT TO ITS AFFECTED CLAIMS AND SHALL INSTEAD BE ENTITLED TO RECEIVE THE DISTRIBUTION OF LUMBERCO SHARES AND WARRANTS TO PURCHASE UNITS CONSISTING OF LUMBERCO SECURED BONDS AND ADDITIONAL LUMBERCO SHARES WITH RESPECT TO ITS AFFECTED CLAIMS PURSUANT TO THE PLAN.

FOR DTC PARTICIPANTS HOLDING OUTSTANDING UNSECURED NOTES IN THE DTC SYSTEM, THE SETTLEMENT AGENT AND DTC HAVE CONFIRMED THAT THE ELECTION TO RECEIVE CASH OPTION IS ELIGIBLE FOR DTC'S AUTOMATED TENDER OFFER PROGRAM, OR "ATOP." ACCORDINGLY, DTC PARTICIPANTS MUST ELECTRONICALLY TRANSMIT THE UNSECURED NOTEHOLDERS ELECTION TO RECEIVE CASH BY CAUSING DTC TO TRANSFER THEIR OUTSTANDING UNSECURED NOTES TO THE SETTLEMENT AGENT IN ACCORDANCE WITH DTC'S ATOP PROCEDURES FOR THIS TRANSFER. DTC WILL THEN SEND A COMPUTER-GENERATED MESSAGE, OR AN "AGENT'S MESSAGE," TO THE SETTLEMENT AGENT. UNSECURED NOTES SUBMITTED IN ACCORDANCE WITH DTC'S ATOP PROCEDURES WILL BE "BLOCKED" FOR TRANSFER UNTIL IMPLEMENTATION OF THE PLAN.

IF YOU HAVE ANY QUESTIONS REGARDING THIS ELECTION TO RECEIVE CASH OR THE PROCESS FOR DELIVERY OF THIS ELECTION TO RECEIVE CASH, PLEASE CONTACT YOUR PARTICIPANT HOLDER, OR KPMG INC. AT THE FOLLOWING ADDRESS:

                                        KPMG INC.
                                        Monitor of the Doman Entities
                                        P.O. Box 10426 Pacific Centre
                                        777 Dunsmuir Street
                                        Vancouver, BC  V7Y 1K3
                                        Canada

                                        Attention:  Anthony Tillman
                                        Telephone:  (604) 646-6332
                                        Fax:        (604) 488-3809
                                        atillman@kpmg.ca

       CERTIFICATE OF UNREGISTERED NOTEHOLDER OF DOMAN INDUSTRIES LIMITED

NOTE: THIS CERTIFICATE IS ONLY TO BE COMPLETED BY UNREGISTERED NOTEHOLDERS WHO ARE LISTED BY ACCOUNT NUMBER ONLY AND NOT BY NAME.

[Addressed to Participant Holder or its Agent]

Re:   Doman 8.75% Notes Due 2004

      Doman 9.25% Series A Notes Due 2007

      Doman 9.25% Series B Notes Due 2007

Mark one only:

[ ] I / We confirm that I / we only hold notes through ONE account number as noted on your records and we do not hold notes through any other account number or with any other Participant Holder;

      OR

[ ] I / We confirm that I / we hold notes through more than one account number and/or with more than one Participant Holder as indicated below:

Participant            Type of           Amount          Beneficial Owner
Holder                 Note              Held            Account #
________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Dated this____________day of__________2004.

Unregistered Noteholder Name:___________________________________________________

Unregistered Noteholder Signature:______________________________________________
                                  (Signature of Unregistered Noteholder or of
                                   authorized signatory of corporate
                                   Unregistered noteholder and title of
                                   authorized signatory)

PLEASE COMPLETE AND RETURN IN THE SELF-ADDRESSED ENCLOSED ENVELOPE